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RECEIVED
2006 JAN 24 P 1:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06010422

January 17, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on January 17, 2006.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./

Robert M. Chilstrom

dlw 1/24

cc: Maarten Thompson
Scott Ziegler

PROCESSED
JAN 24 2006
THOMSON
FINANCIAL

File No. 82-2683

Wolters Kluwer

Contact:

Leslie Bonacum
Director, Corporate Communications
Wolters Kluwer Tax, Accounting & Legal
+ 1 847 267 7153
mediahelp@cch.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Announces New Single Brand for U.S.-Based Legal Publishing, Workflow Solutions Businesses

(AMSTERDAM and NEW YORK, January 17, 2006) - Wolters Kluwer announced today that several of its leading U.S-based legal and compliance businesses are aligning under the new brand name Wolters Kluwer Law & Business. Effective January 17, 2006, Aspen, CCH (law and business compliance products), Kluwer Law International and Loislaw will begin to go to market aligned with a new Wolters Kluwer Law & Business brand name and logo. The well-known names of each of these businesses will also continue to exist, representing product lines offered by Wolters Kluwer Law & Business.

The new Wolters Kluwer Law & Business identity represents the next logical step in maximizing the capabilities of Wolters Kluwer's prominent legal and compliance businesses serving the legal professional, legal academic, hospital and education markets. The units having been working closely together since 2004, focused on meeting the legal and business compliance needs of professionals in specialty areas.

"Our customers have already seen some of the benefits of our ability to leverage our rich content resources and product and technology investments across these businesses to focus completely on their needs," said Robert Becker, CEO of Wolters Kluwer Law & Business. "As we move ahead, we can further integrated initiatives in key markets and promising nice practice areas where we can add distinct value for our customers. Legal and compliance professionals will come to know Wolters Kluwer Law & Business as the single source for in-depth, premiere specialized content and workflow solutions."

Aspen, CCH, Kluwer Law International and Loislaw will continue to exist as product brands offered by Wolters Kluwer Law & Business. As such, the law and business compliance products from CCH INCORPORATED, for example, will continue to carry the CCH name as a product name, but the product will be offered by Wolters Kluwer Law & Business. CCH products that serve tax and accounting professionals will carry the name CCH, a Wolters Kluwer business.

Wolters Kluwer Law & Business expects the full transition to the new name to be complete in 2007.

Wolters Kluwer Law & Business has over 1,000 employees and is based in New York City and Riverwoods, Ill. Other locations include Cambridge, Mass., Van Buren, Ark. and The Hague (the Netherlands).

About Wolters Kluwer Law & Business

Wolters Kluwer Law & Business is a leading provider of research products and software solutions in key specialty areas for legal and business professionals, as well as casebooks and study aids for law students. Its major product lines include Aspen Publishers, CCH, Kluwer Law International and Loislaw. Key specialty areas include: securities and corporate governance; antitrust; banking and finance; international law; pension, payroll and benefits; human resources, labor and employment; Medicare and healthcare compliance; tax law and legal education. Its markets include law firms, law schools, corporate counsel and professionals requiring legal and compliance information. Wolters Kluwer Law & Business is based in New York City and Riverwoods, Ill.

Wolters Kluwer is a leading multinational publisher and information services company. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands (www.wolterskluwer.com). Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.